Exhibit 10.1

February 10, 2010

Jack Lu

(Delivery by email)

Dear Jack:

Reference is made to the offer letter dated January 26, 2010 and executed by you February 1, 2010 (the “Offer Letter”). Terms defined in the Offer Letter will have the same meanings in this letter agreement.

Pursuant to the Offer Letter, you are to commence services as UTStarcom’s Senior Vice President and Chief Operating Officer upon the closing of the Investment (your “Original Start Date”) and thereafter would become its Chief Executive Officer effective on the later of June 30, 2010 or three months following the closing of the Investment. This letter is to confirm that you will now commence services as UTStarcom’s Senior Vice President and Chief Operating Officer on March 1st, 2010, prior to the closing of the Investment (your “New Start Date”).

The terms of your employment will be governed by the Offer Letter, Severance Agreement and Confidentiality Agreement, except as follows:

•      The Signing Bonus will be paid to you on the first payroll period following your New Start Date (rather than your Original Start Date).

•      The Initial Restricted Stock Award will be granted at the first Compensation Committee meeting after your New Start Date (rather than your Original Start Date) at which equity grants are considered for approval.

•      If for any reason the Investment is not consummated, you would continue in the role of Senior Vice President and Chief Operating Officer and the Board would be able to appoint you Chief Executive Officer at its discretion with employment terms to be mutually agreed upon between you and the Board. For purposes of clarification, this means that (i) the provisions in the Offer Letter providing for an increase to your base salary and target annual bonus, and the granting of additional equity awards upon commencing as the Chief Executive Officer would not apply, unless agreed upon in writing by you and the Board, and (ii) “Good Reason” would not exist as a result of your not being appointed Chief Executive Officer for purposes of triggering severance pay under your Severance Agreement.

In all other respects, the Offer Letter (as modified by this letter agreement), together with the Severance Agreement and Confidentiality Agreement, will govern the terms and conditions of your employment and supersede any prior discussions, oral or written, which we have had relating to your employment and the other matters discussed in this letter.

Jack, we are excited about your commitment to UTStarcom and that you believe so much in its future prospects. We too believe that UTStarcom has a promising future and look forward to working with you to that end.

If you have any questions, please feel free to contact me at 1-510-864-8800.

Yours Sincerely,

Ed Hudson

Senior Director, International Human Resources

I accept the terms and conditions of this letter agreement, and I understand that it modifies the terms of the Offer Letter.

Signed:	/s/ JACK LU
Print Name:	Jack Lu
Date:	February 22, 2010